FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM RECEIVES NASDAQ NOTIFICATION REGARDING MINIMUM
BID PRICE DEFICIENCY

Toronto, April 11, 2019 – Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has received a notification letter from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s common shares listed on Nasdaq was below US$1.00 for 30 consecutive trading days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The notification has no immediate effect on the listing of the Company’s common shares on Nasdaq. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until October 2, 2019, to regain compliance with the minimum bid price requirement during which time the Company’s common shares will continue to trade on the Nasdaq Capital Market. If at any time before October 2, 2019 the bid price of the Company’s common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by October 2, 2019, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its common shares between now and October 2, 2019, and intends to cure the deficiency within the prescribed compliance period.

The Company is also listed on the Toronto Stock Exchange and the notification letter does not affect the Company's compliance status with such listing.

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include the Company's plans to regain compliance with the Nasdaq minimum bid price within the prescribed grace periods, the Company's possible eligibility for additional time to regain compliance with such requirements upon expiration of the 180 day prescribed compliance period, and the Company's expectation that its common shares will continue to be listed and traded on the Nasdaq Capital Market during the prescribed compliance periods. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things, the risk that the Company's common shares may be delisted from the Nasdaq Capital Market which could affect their market price and liquidity. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com, and on Form 20-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each updated by Trillium's continuous disclosure filings which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements, or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact and Investor Relations:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com